Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated August 31, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY PURCHASER.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

PHENOMEX INC.

at

$1.00 per share, net in cash, without interest, by

BIRD MERGERSUB CORPORATION

a wholly-owned subsidiary

of

BRUKER CORPORATION

Bird Mergersub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bruker Corporation, a Delaware corporation (“Bruker”), is offering to purchase all of the outstanding shares of common stock, par value $0.00005 per share (the “Shares”), of PhenomeX Inc., a Delaware corporation (“PhenomeX”), in exchange for $1.00 per Share (the “Offer Price”), net to the seller in cash, without interest (such aggregate amount, the “Closing Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Equiniti Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 28, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 17, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among PhenomeX, Bruker and Purchaser,

pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into PhenomeX pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with PhenomeX continuing as the surviving corporation and becoming a wholly-owned subsidiary of Bruker (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) shares of PhenomeX Restricted Stock (as defined in the Offer to Purchase), (ii) Shares owned by PhenomeX as treasury stock, (iii) Shares owned by Bruker or Purchaser or by any direct or indirect wholly owned subsidiary of PhenomeX or any direct or indirect wholly owned subsidiary of Bruker (other than Purchaser) or of Purchaser, (iv) Shares irrevocably accepted for payment by Purchaser in the Offer or (v) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL will be converted automatically into, and will thereafter represent only the right to receive, an amount equal to the Offer Price, without interest, from Purchaser).

The Offer and the Merger are not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below).

The “Minimum Condition” means that the number of Shares validly tendered (and not properly withdrawn) prior to the Expiration Time of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Purchaser, will represent at least one Share more than 50% of the then outstanding Shares.

The term “Expiration Time” means one minute past 11:59 p.m., New York City time, on September 28, 2023, or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended.

The Board of Directors of PhenomeX (the “PhenomeX Board”) unanimously (i) authorized and approved the execution, delivery and performance by PhenomeX of the Merger Agreement and the consummation by PhenomeX of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) determined that it is fair to and in the best interests of PhenomeX and its stockholders for PhenomeX to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, and declared the Merger Agreement and the transactions contemplated by the Merger Agreement advisable, (iii) resolved that the Merger Agreement and the merger be governed by and effected under Section 251(h) of the DGCL and the Merger be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares in the Offer.

Descriptions of the reasons for the PhenomeX Board’s recommendation and approval of the Offer are set forth in PhenomeX’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to PhenomeX stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Solicitation or Recommendation” and “Background of the Merger Agreement; Reasons for Recommendation.”

As of August 29, 2023, neither Bruker nor Purchaser owned any Shares.

In connection with the execution of the Merger Agreement, Bruker and Purchaser have entered into a Tender and Support Agreement with certain stockholders of PhenomeX (collectively, the “Supporting Stockholders,” and each, a “Supporting Stockholder”), who collectively held shares representing approximately 9% of the voting power represented by the issued and outstanding Shares as of August 29, 2023 (the “Tender and Support Agreement”). The Tender and Support Agreement provides, among other things, that the Supporting Stockholders will (i) accept the Offer and tender (or cause to be tendered) all of the Shares held by such Supporting Stockholder in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement); (ii) vote against any action or agreement that would reasonably be expected to result in the conditions of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively the “Transactions”) not being fulfilled or a breach of a covenant, representation or warranty or any other material obligation or agreement of PhenomeX contained in the Merger Agreement, against any action, proposal, transaction or agreement that would reasonably be expected to prevent or materially delay the consummation of the Transactions, or against any Takeover Proposal (as defined in the Offer to Purchase), and (iii) agree to certain other restrictions on its ability to take actions with respect to PhenomeX and its Shares.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides: (i) if, at the scheduled Expiration Time, any Offer Condition, other than the Minimum Condition, has not been satisfied or waived by Purchaser (to the extent such waiver is permitted under the Merger Agreement and applicable law), then Purchaser may elect to (and if so requested by PhenomeX will) extend the Offer on one or more occasions in consecutive increments of such duration as requested by PhenomeX (or if not so requested by PhenomeX, as determined by Purchaser), but no more than ten business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Bruker and PhenomeX) in order to permit the satisfaction of such Offer Condition(s); (ii) if, at the then-scheduled Expiration Time, each Offer Condition (other than the Minimum Condition) has been satisfied or waived by Purchaser (to the extent such waiver is permitted under the Merger Agreement and applicable law) and the Minimum Condition has not been satisfied, then Purchaser may elect to (and if so requested by PhenomeX will) extend the Offer on one or more occasions in consecutive increments of such duration as requested by PhenomeX (or if not so requested by PhenomeX, as determined by Purchaser), but no more than ten business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Bruker and PhenomeX) in order to permit the satisfaction of such Offer Condition(s); provided that PhenomeX will not request Purchaser to, and Purchaser will not be required to, extend the Offer pursuant to this clause (ii) on more than three occasions; and (iii) Purchaser will extend the Offer for the minimum period required by any law, rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq or its staff. In the case of the above clauses (i) and (ii), Purchaser will not be required to extend the Offer beyond December 17, 2023.

If the Offer is consummated, Purchaser will not seek the approval of PhenomeX’s remaining stockholders before effecting the Merger. Bruker, Purchaser and PhenomeX have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right, in its sole discretion, to (1) waive any Offer Condition other than the Minimum Condition, (2) increase the Offer Price and (3) make any other changes to the terms and conditions of the Offer not inconsistent with the Merger Agreement, except that PhenomeX’s prior written consent is required for Purchaser to make the following changes to the Offer: (i) decrease the Offer Price; (ii) change the form of the consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose any conditions to the Offer that are in addition to the Offer Conditions; (v) amend, modify, or waive the Minimum Condition; (vi) amend, modify or supplement any of the Offer Conditions in a manner that adversely affects the holders of Shares or that makes such Offer Conditions more difficult to satisfy without the consent of PhenomeX, not to be unreasonably withheld, delayed or conditioned; (vii) extend or otherwise change the Expiration Time except as required or expressly permitted by the Merger Agreement; (viii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (ix) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse in any material respect to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, PhenomeX stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The

Depository Trust Company (“DTC”), which is earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 6:00 p.m., New York City time, Monday through Friday. PhenomeX stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within sixty days of commencement of the Offer, you may withdraw them at any time after October 30, 2023, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Bruker or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

PhenomeX has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on PhenomeX’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on PhenomeX’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. Holder (as defined in the Offer to Purchase), in general, you will recognize gain or loss in an amount equal to the difference, if any, between your adjusted tax basis in the Shares that you tender into the Offer or have converted into the right to receive cash in the Merger and the amount of cash you receive for such Shares (determined before deduction of any applicable withholding taxes). If you hold your Shares as a capital asset, the gain or loss that you recognize will be capital gain or loss and will be treated as long-term capital gain or loss if you have held such Shares for more than one (1) year. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), subject to the discussion in Section 3 of the Offer to Purchase and the qualifications and limitations in Section 5 of the Offer to Purchase, you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or have converted into the right to receive cash in the Merger unless you have certain connections to the United States. You should consult your tax advisor about the particular tax considerations relevant to you of tendering your Shares into the Offer or having your Shares converted into the right to receive cash in the Merger. See Section 5 of the Offer to Purchase for a discussion of the U.S. federal income tax considerations relevant to tendering your Shares into the Offer or having your Shares converted into the right to receive cash in the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information, and PhenomeX’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to PhenomeX’s stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Bruker nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 800-561-3991

Email: PhenomeX@georgeson.com

August 31, 2023

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